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                             December 7, 2023

       David Quek Yong Qi
       Chief Executive Officer
       Cuprina Holdings (Cayman) Limited
       Blk 1090 Lower Delta Road #06-08
       Singapore 169201

                                                        Re: Cuprina Holdings
(Cayman) Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted November
24, 2023
                                                            CIK No. 0001995704

       Dear David Quek Yong Qi:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 3

   1. We note your response to prior comment 2 and re-issue in part. Please revise here, as well as on pages 57 and 74,
to clarify that you do not develop or produce your current
                                                        cosmeceutical product
offerings.
       Corporate History and Structure, page 7

   2. We note your response to prior comment 5 and re-issue in part. Please revise this section of the Prospectus
Summary to reflect your disclosures on pages 137 and F-21 that you owed US$2.1 million to
your controlling shareholder as of December 31, 2022 and that the amounts owed are
due on demand without an agreement.
 David Quek Yong Qi
FirstName LastNameDavid
                  (Cayman)Quek  Yong Qi
Cuprina Holdings           Limited
Comapany7,
December  NameCuprina
             2023        Holdings (Cayman) Limited
December
Page 2    7, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Operating expenses, page 60

3.       We note your response to prior comment 10. Please note that Rule
5-03(a)(4) of
         Regulation S-X indicates that selling, general & administrative expenses should be included as a line item on the Statement of Comprehensive Income. Please revise accordingly. You may continue to disclose the key components of these expenses, including payroll and employee benefits and depreciation and amortization that are not directly associated with your revenue generation, in your narrative discussion and analysis.
Business
Overseas Collaborations, page 91

4. Please revise your description of your agreement with New Future Medical Services
         Company to quantify any payments made to date, disclose any future payment obligations and describe how future revenues will be divided between you and New Future Medical
         Services Company.
Research and Development, page 93

5. We note your response to prior comment 22. We further note your references to developing products through collaborations with "renowned research universities"
         elsewhere in the registration statement, including the Summary. However, it appears that your only disclosed collaboration with a university is with NTU. Please revise your disclosure accordingly or advise.
Intellectual Property, page 102

6. We note your response to prior comment 28 and re-issue. Please revise to disclose for each material licensed patent and patent application the specific product(s) to which such patents or patent applications relate, the type of patent protection, the expiration dates and applicable jurisdictions.
License, Permits, Registrations and Approvals, page 104

7. We note your table listing all material licenses and permits. Specifically, we note that the
         Manufacturer Dealer's License issued by Health Science Authority of Singapore expired on November 30, 2023. Please update the table to reflect the new expiration date, if renewed, or otherwise advise.
Exhibits

8. We note that Exhibit 10.6 appears to contain redactions. Please revise your exhibit index to disclose that this exhibit contains redactions or advise. David Quek Yong Qi
Cuprina Holdings (Cayman) Limited
December 7, 2023
Page 3

       Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Quek Yong Qi
                                                          Division of
Corporation Finance
Comapany NameCuprina Holdings (Cayman) Limited
                                                          Office of Life
Sciences
December 7, 2023 Page 3
cc:       Mathew Lewis, Esq.
FirstName LastName